GENERAL CABLE CORPORATION

4 Tesseneer Drive

Highland Heights, KY 41076

(859) 572-8000

August 25, 2006

VIA EDGAR AND UPS

Mr. Ryan Rohn, Staff Accountant

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549

Re:

General Cable Corporation

Form 10-K for Fiscal Year Ended December 31, 2005

Filed March 15, 2006

File No. 001-12983

Form 10-Q for Quarterly Period Ended March 31, 2006

Filed May 10, 2006

File No. 001-12983

Dear Mr. Rohn:

Per your verbal request, the attached supplemental information is being provided as an additional response to your follow-up letter dated July 28, 2006 regarding General Cable Corporation’s (the Company) Form 10-K for the year ended December 31, 2005 and Form 10-Q for the quarter ended March 31, 2006, File No. 001-12983.  Supplemental information being provided includes six graphs displaying, by reportable segment, gross margin percentages and operating margin percentages for each operating segment from 2001 through projected 2007 results (Appendix I, “GC00001 through GC00006”) and two spreadsheets documenting “budget versus actual” metal-adjusted net sales and operating profit for each reportable and operating segment for the fiscal years ended December 31, 2003, 2004 and 2005 (Appendix II, “GC00007 and GC00008”).  We advise the Staff that the graphs have been prepared on a LIFO basis for all metals inventory for each respective operating segment so that the comparisons are on a consistent basis.  The results for the international units (Europe and Asia Pacific) are reported on internal schedules on either a FIFO basis or a local statutory LIFO basis with the adjustment to a U.S. GAAP LIFO basis recorded in the “Corporate” or “Corp/Elims” line as shown in Appendix II and the files we have submitted to you previously.

Mr. Ryan Rohn

August 25, 2006

In reviewing the gross margins and the operating margins of the Industrial & Specialty Segment (pages GC00001 and GC00004), please refer to the discussion of our internally reported results for our Automotive operating segment which was included on pages 12 and 13 of our letter to the SEC dated August 9, 2006 and shown below for your convenience:

The principal economic driver for the Automotive operating segment, which primarily manufactures and sells automotive ignition wire sets for the aftermarket,

is the level of consumer spending on automobile maintenance. The net sales of the Automotive operating segment in 2005 represented approximately 3% of consolidated net sales for the Company. The reported operating margins in this operating segment (per management’s internal financial reports) are higher than the overall Industrial & Specialty segment in part because of the internal transfer pricing mechanism that the Company utilizes to account for the bulk ignition wire that is manufactured at a Carol facility and transferred to an Automotive facility (at cost) for final assembly. This transfer pricing mechanism overstates the internally reported profitability of the Automotive operating segment and understates that of the Carol operating segment. In addition to the sourcing of bulk ignition wire, the Automotive operating segment also benefits from other services (i.e., technology, engineering, etc.) that are provided by the Carol operating segment for which a fee is not charged. The Company internally accounts for the Automotive operating segment in this manner in order to monitor its direct contribution to overall profitability. If the Company were to externally report the Automotive operating segment as a separate segment, it would allocate additional costs to it and the adjusted operating margin for the Automotive segment would be more in line with that reported by the Industrial & Specialty segment.

Please contact me at (859) 572-8877 or the Company’s Senior Vice President, Controller and Treasurer, Brian Robinson, at (859) 572-8483 should the you have further questions with respect to our responses.

Sincerely,

/s/ CHRISTOPHER F. VIRGULAK

Christopher F. Virgulak

Executive Vice President and Chief Financial Officer

General Cable Corporation

Enclosures

FOIA CONFIDENTIAL TREATMENT REQUEST – PORTIONS OF THIS SUPPLEMENTAL

INFORMATION HAVE BEEN OMITTED PURSUANT TO A REQUEST BY GENERAL

CABLE CORPORATION FOR CONFIDENTIAL TREATMENT

UNDER SEC RULE 83 (17 C.F.R. § 200.83).

REQUEST FOR RETURN OF INFORMATION – PORTIONS OF THIS SUPPLEMENTAL

INFORMATION HAVE BEEN OMITTED PURSUANT TO A REQUEST BY GENERAL

CABLE CORPORATION FOR THE RETURN OF SUCH INFORMATION

PURSUANT TO RULE 12B-4 PROMULGATED UNDER THE

SECURITIES EXCHANGE ACT OF 1934 (17 C.F.R. § 240.12B-4).

General Cable Corporation

* * *

Supplemental Information to

Response Letter Dated August 25, 2006,

Responding to SEC Comment Letter

Dated July 28, 2006

* * *

FOIA CONFIDENTIAL TREATMENT REQUEST – PAGES GC00001 THROUGH GC00008

APPEARING HERE IN THIS SUPPLEMENTAL INFORMATION HAVE BEEN OMITTED

PURSUANT TO A REQUEST BY GENERAL CABLE CORPORATION FOR CONFIDENTIAL

TREATMENT UNDER SEC RULE 83 (17 C.F.R. § 200.83).

REQUEST FOR RETURN OF INFORMATION – PAGES GC00001 THROUGH GC00008

APPEARING HERE IN THIS SUPPLEMENTAL INFORMATION HAVE BEEN OMITTED

PURSUANT TO A REQUEST BY GENERAL CABLE CORPORATION FOR THE RETURN OF

SUCH INFORMATION PURSUANT TO RULE 12B-4 PROMULGATED UNDER THE

SECURITIES EXCHANGE ACT OF 1934 (17 C.F.R. § 240.12B-4).